02013547

1-15230

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

REC'D S.E.C.
JAN 25 2002
1086

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

RG
12-31-01

For the month of December, 2001

Fording Inc. F/N FORDING ARRANGEMENT INC
(Translation of Registrant's Name Into English)

Suite 1000, 205-9th Avenue SE
Calgary, Alberta Canada T2G 0R4
(Address of Principal Executive Offices)

PROCESSED
FEB 11 2002
THOMSON FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant:
Form S-8 No. 333-13958

Exhibit Index appears on Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING INC.

Date: January 25, 2002

By: ______________________

Name: James Frederick Jones
Title: Corporate Secretary

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit	Page
Press Release of Fording Inc. dated December 20, 2001	4

3

Favourable U.S. Tax Ruling For New CPL Shareholders Follows Similar Ruling In Canada

CALGARY, Dec. 20 /CNW/ - Fording Inc. (NYSE/TSE: FDG) announced today that the U.S. Internal Revenue Service (IRS) has issued a private letter ruling that U.S. shareholders did not recognize any income, gain or loss on the receipt of Fording common shares in the recently completed reorganization of Canadian Pacific Limited (CPL). The Canadian Customs and Revenue Agency announced a similar ruling on August 23, 2001 for Fording common shareholders in Canada.

The favourable ruling relates to the October 2001 reorganization of CPL into five separate companies and to the exchange of common shares in CPL for common shares in each of the companies, including Fording. Each CPL common shareholder received 0.166 of a share in Fording in the reorganization. The IRS ruling was issued on December 17, 2001. It provides that the receipt of common shares was tax-deferred for shareholders who are otherwise subject to U.S. tax. Under the ruling, shareholders recognized gain, if any, only to the extent of cash received in lieu of fractional shares. A letter and further information will be mailed to U.S. shareholders.

"The favourable ruling from the IRS completes a complex reorganization that has served to be very rewarding to CPL shareholders," said Jim Gardiner, President and Chief Executive Officer of Fording.

Fording is Canada's largest and lowest-cost producer of export..metallurgical coal. Its three mines in southeastern British Columbia produce..high-quality metallurgical coal for the international steel industry. The..Company's two Alberta mining operations supply thermal coal to electric..utilities. Fording is also the world's largest producer of the industrial..mineral wollastonite.

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For further information: Martin Smith, Manager, Taxation and Financial ..Planning, (403) 260-9857 (martin_smith@fording.ca).